Exhibit 7.1

Celanese AG

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years Ended December 31,

	2001	2000	1999	1998	1997

Earnings:
Earnings (loss) before income tax, minority interests,
discontinued operations and extraordinary expense	€(532)	€139	€(592)	€93	€184
Add –
Fixed charges as computed on bottom half of table	104	109	146	160	166
Amortization of capitalized interest	10	9	8	9	8
Affiliate dividends	17	10	15	9	2

Deduct –
Affiliate Income	(18)	(25)	(15)	(19)	(15)
Capitalized interest	(4)	(13)	(13)	(8)	(9)

Earnings as defined	€(423)	€229	€(451)	€244	€336

Fixed charges:

Interest and debt expense	€81	€75	€111	€133	€138
Capitalized interest	4	13	13	8	9
Interest factor of rentals(a)	19	21	22	19	19

Fixed charges as defined	€104	€109	€146	€160	€166

Ratio of earnings to fixed charges	**	2.1	*	1.5	2.0

*	Calculation of the ratio results in an amount that is less than one. The amount of the earnings deficiency for the year ended December 31, 1999 was €(207), which includes a special charge of €559 associated primarily with product liability reserves and restructuring costs. Excluding these charges, the Ratio of Earnings to Fixed Charges would have been 0.7.
**	Calculation of the ratio results in an amount that is less than one. The amount of the earnings deficiency for the year ended December 31, 2001 was €(385), which includes a special charge of €530 associated primarily with asset impairment and restructuring costs. Excluding these charges, the Ratio of Earnings to Fixed Charges would have been 1.0.
(a)	Represents one-third of rent expense, which is deemed to be representative of the interest factor of operating leases.